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Exhibit 99.4

ELECTION TO RECEIVE
INTERIM FINANCIAL STATEMENTS

To:    Shareholders of Petro-Canada

        As a shareholder, you are entitled to receive our interim financial statements. If you wish to receive the interim financial statements for 2008, please complete and return this form.

        National Instrument 51-102 contemplates that a shareholder's election to receive interim financial statements will be renewed each year in order to ensure Petro-Canada is mailing interim financial statements only to shareholders who have requested them. Accordingly, you will receive a new election request each year which you must complete and return to Petro-Canada in order to continue receiving interim financial statements.

        You are encouraged to visit our Web site, www.petro-canada.ca, at anytime for the most up-to-date investor and corporate information, including financial results.

PETRO-CANADA
Investor Relations Department
P.O. Box 2844
Calgary, Alberta
T2P 3E3

        I would like to receive 2008 Interim Financial Statements. I confirm that I own shares in PETRO-CANADA.

Name:
(Please Print)
Address:

E-mail address (optional):

Note:	If you prefer, you can send us an e-mail request at investor@petro-canada.ca.

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  Exhibit 99.4